SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2016

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Northern Industrial Zone, Yavne, Israel 8122216
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”) announced today that its Special Meeting of Shareholders originally scheduled for January 13, 2016 and adjourned to January 27, 2016, will be adjourned until February 2, 2016 with respect to the following Proposals set forth in its proxy statement, dated December 10, 2015:

Proposal 2 –	to approve an exemption and indemnification letter for Mr. Gregory Gurtovoy for a three-year period commencing July 28, 2015;

Proposal 5 –	to approve the terms of office and employment of the Company's interim Chief Executive Officer, Mr. Ilan Admon;

Proposal 6 –	to approve amendments to the Compensation Policy for Company Officers and to extend the policy for a term of three years from approval by this Meeting; and

Proposal 7 –	to approve the terms of office and employment of the Company's incoming Chief Executive Officer, Mr. Iram Greiver.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: January 26, 2016
	By:	/s/ Pavel Buber
Name: Pavel Buber Title: Chief Financial Officer